

July 7, 2021

Sean Doherty
Chief Financial Officer
Minim, Inc.
848 Elm Street
Manchester, New Hampshire 03101

      Re: Minim, Inc.
          Draft Registration Statement on Form S-1
          Filed July 2, 2021
          File No. 333-257656

Dear Mr. Doherty:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Heather Clark at 202-551-3624 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Manufacturing